As confidentially submitted to the Securities and Exchange Commission on May 15, 2015

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

BioCardia, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2836	47-0892881
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

125 Shoreway Road, Suite B

San Carlos, CA 94070

(650) 226-0120

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Peter Altman, Ph.D.

125 Shoreway Road, Suite B

San Carlos, CA 94070

(650) 226-0120

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael Danaher Elton Satusky James Huie Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300	Daniel I. Goldberg Marianne C. Sarrazin Reed Smith LLP 599 Lexington Avenue New York, NY 10022 (212) 521-5400

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.001 per share	$	$

(1)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment to Form S-1 Registration Statement of BioCardia, Inc. is being filed solely to file the amended exhibits to the Registration Statement. Accordingly, Part I, the form of prospectus, has been omitted from this filing.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

SEC registration fee	$	*
FINRA filing fee		*
NASDAQ Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

On completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15.    Recent Sales of Unregistered Securities.

Since January 1, 2012, we issued the following unregistered securities:

•	We issued an aggregate of 79,004 shares of common stock upon the exercise of options issued to certain of our directors, officers, employees and consultants under our 2002 Stock Option Plan at exercise prices per share ranging from $0.10 to $0.44, for an aggregate consideration of approximately $22,690.

•	We granted stock options to purchase an aggregate of 4,529,685 shares of our common stock at exercise prices per share ranging from $0.33 to $0.46 to certain of our directors, officers, employees, and consultants under our 2002 Stock Option Plan.

•	In October and December 2012, we issued convertible notes with an aggregate principal amount of $2.1 million and warrants to purchase the amount of Series F Preferred Stock equal to 15% of the principal amount of the convertible notes to a group of accredited investors.

•	In 2013, we issued and sold to a group of accredited investors an aggregate of 4,161,152 shares of Series F Preferred Stock and warrants to purchase an aggregate of 514,928 shares of Series F Preferred Stock, for an aggregate consideration of approximately $7.3 million, which included the conversion of approximately $2.2 million of convertible notes issued in 2012 with the balance paid for in cash.

•	In 2014, we issued to a group of accredited investors an aggregate of 321,058 shares of Series F Preferred Stock upon exercise of certain warrants at the exercise price of $1.75 per share, for a total aggregate cash consideration of approximately $562,000.

•	In 2014, we issued convertible notes with an aggregate principal amount of $7.5 million. In January 2015, we issued an aggregate of 4,446,100 shares of Series F Preferred Stock in 2015 at $1.75 per share, upon conversion in full of the principal amount of these notes and interest therein.

•	In 2015, we issued convertible notes with an aggregate principal amount of $7.2 million to a group of accredited investors.

•	In April 2015, our board of directors authorized the grant of options to purchase that number of shares of our common stock equal to (i) 123,000, plus (ii) $790,000 divided by the initial public offering price at an exercise price per share equal to the initial public offering price, to certain of our directors and officers under our 2015 Equity Incentive Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.     Exhibits and Financial Statement Schedules.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the [City of Palo Alto], State of California, on                 , 2015.

BIOCARDIA, INC.

By:
Peter Altman, Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Peter Altman and Gary Titus, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933 increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below:

Signature	Title	Date

Peter Altman, Ph.D.	President and Chief Executive Officer (Principal Executive Officer)	, 2015

Gary Titus	Chief Financial Officer (Principal Accounting and Financial Officer)	, 2015

Jay M. Moyes	Director	, 2015

Thomas Quertermous, M.D.	Director	, 2015

Simon H. Stertzer, M.D.	Director	, 2015

Allan R. Tessler	Director	, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.1*	Form of Underwriting Agreement

3.1**	Certificate of Incorporation of the Company, as currently in effect

3.2**	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as currently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation of the Company, to be effective upon consummation of this offering

3.4**	Bylaws of the Company, as currently in effect

3.5*	Form of Bylaws of the Company, to be effective upon consummation of this offering

4.1*	Specimen Common Stock Certificate of the Company

4.2**	Amended and Restated Investors’ Rights Agreement, dated June 6, 2011, by and among the Company and the investors listed on Exhibit A thereto

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1*	Form of Director and Executive Officer Indemnification Agreement

10.2**	2002 Stock Option Plan, as amended, and related form agreements

10.3*	2015 Equity Incentive Plan and related form agreements

10.4*	2015 Employee Stock Purchase Plan and related form agreements

10.5**	Employment Letter Agreement by and between the Company and Gary Titus, dated April 23, 2014

10.6**	Employment Letter Agreement by and between the Company and Michael Kolber, dated August 2, 2013

10.7**	Lease Agreement, dated September 29, 2008, by and between the Company and ARE-San Francisco No. 29, LLC

10.8**	First Amendment to Lease, dated May 31, 2010, by and between the Company and ARE-San Francisco No. 29, LLC

10.9**	Letter Agreement for Lease Renewal, dated November 28, 2012, by and between the Company and Alexandria Real Estate Equities

10.10†	License and Distribution Agreement, dated October 30, 2012, by and between the Company and Biomet Biologics, LLC

10.11**	Form of Warrant to Purchase Shares of Series F Preferred Stock of the Company, issued in connection with the transactions described in the Series F Preferred Stock and Warrant Purchase Agreement, dated as of April 24, 2013, as may be amended from time to time, by and among the Company and the purchasers described therein

10.12**	Form of Warrant to Purchase Shares of Series F Preferred Stock of the Company, issued in connection with the issuance of convertible notes

10.13**	Form of Warrant to Purchase Shares of Series D Preferred Stock of the Company, issued in connection with the issuance of convertible notes

23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1	Power of Attorney (see signature page to this Registration Statement on Form S-1)

*	To be filed by amendment.

**	Previously filed with the Securities and Exchange Commission.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Registration Statement and have been filed separately with the Securities and Exchange Commission.